FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  October 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 October 2008

HSBC France to become a shareholder in new

French financing company

HSBC France, as a member of the French banking community, together with the other major French banks and the French government, is to invest in a new financing company established at the direction of the French government to support the French economy.

The company will have issued share capital of €50m with each of BNPP, Crédit Agricole, Société Générale, CNCE, Banques Populaires, Crédit Mutuel and HSBC France investing €4.8m for a 9.43 per cent shareholding, and the French government will take the remaining shareholding of 34.0 per cent.

HSBC France has no plans to participate in the French government's bank recapitalisation scheme.

HSBC France is a subsidiary of HSBC Holdings plc, one of the most strongly capitalised and liquid banks in the world. The HSBC Group has a tier one capital ratio of 8.8 per cent and a loan to deposit ratio of 90 per cent as at 30 June 2008.  HSBC France had a tier one ratio of 8.7 per cent at 30 June 2008.

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Media enquiries to: Coralie Houel on +33 1 40 70 35 33 or at  coralie.houel@hsbc.fr:

The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ens/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: October 23, 2008